

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Wilbur L. Ross, Jr.
President and Chief Executive Officer
Ross Acquisition Corp II
1 Pelican Lane
Palm Beach, Florida 33480

> **Re: Ross Acquisition Corp II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 2, 2021**
> **File No. 333-252633**

Dear Mr. Ross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Summary
Investment Criteria, page 6

1. You disclose here and throughout your prospectus that your amended and restated certificate of incorporation will provide that you renounce your interest in any corporate opportunity offered to any director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of your company and such opportunity is one you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. However, this disclosure is inconsistent with the provisions in Section 51 of your amended and restated certificate of incorporation regarding such corporate opportunities. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

Wilbur L. Ross, Jr.
Ross Acquisition Corp II
March 8, 2021
Page 2

<u>Exhibits</u>

2.   Since it has been more than 30 days since the date of your last amendment and of the last auditor's consent, please have your auditor file an updated consent as Exhibit 23.1 with your next amendment.

      You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or at Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Corey R. Chivers, Esq.